Filed pursuant to Rule 424(b)(3)
Registration No. 333-136778
Carrizo Oil & Gas, Inc.
Supplement No. 3 dated March 20, 2007
To Prospectus dated November 16, 2006
          This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Carrizo Oil & Gas, Inc. (the “Company”) dated November 16, 2006, as supplemented by Supplement No. 1 dated December 22, 2006 and Supplement No. 2 dated January 3, 2007 (as so supplemented, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement have the same meanings as in the Prospectus.
          This purpose of this Supplement is to provide excerpts from our press release dated March 20, 2007 concerning financial results for the quarter and year ended December 31, 2006.
          This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Supplement updates and supersedes the information contained in the Prospectus.
          You should consider carefully the risk factors beginning on page 3 of the Prospectus dated November 16, 2006 before purchasing any shares of our common stock.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          On March 20, 2007, the Company reported the Company’s financial results for the fourth quarter and full year 2006, which included the following highlights.
Results for the Fourth Quarter 2006.
•	Record Production of 3.66 Bcfe, or 39,740 Mcfe/d.

•	Revenue of $24.2 million.

•	Net Income of $4.3 million.
          Production volumes during the three months ended December 31, 2006 were 3.66 Bcfe, 34 percent higher compared to 2.73 Bcfe during the fourth quarter of 2005. The increase was largely due to new production contributions from the Galloway Gas Unit II, well #1 and increased production from the Barnett Shale play. Revenues for the three months ended December 31, 2006 were $24.2 million, as compared to $28.1 million during the quarter ended December 31, 2005. The decrease in revenues was primarily driven by lower realized natural gas prices partially offset by higher production. Carrizo’s average oil sales price increased five percent to $59.09 per barrel compared to $56.43 per barrel during the fourth quarter of 2005, while the average natural gas sales price decreased 41 percent to $6.17 per Mcf compared to $10.40 per Mcf in the fourth quarter of 2005. The above prices exclude the cash effect of hedging activities. Prices that include the cash effect of hedges are presented in the table below.

          The Company reported net income of $4.3 million, or $0.17 and $0.16 per basic and diluted share, respectively, for the three months ended December 31, 2006, as compared to $13.5 million, or $0.56 and $0.54 per basic and diluted share for the same quarter during 2005.
          Lease operating expenses (excluding production taxes) increased to $4.8 million during the three months ended December 31, 2006 as compared to $2.2 million for the fourth quarter of 2005, largely due to the increased well count of Barnett Shale wells, increased production from other wells drilled in 2006, higher workover expense, increased ad valorem taxes and the rising costs of oilfield services.
          Depreciation, depletion and amortization expenses (“DD&A”) were $9.5 million during the three months ended December 31, 2006 ($2.60 per Mcfe) as compared to $7.0 million ($2.55 per Mcfe) during the fourth quarter of 2005. The increase in DD&A expense was due primarily to increased production.
          General and administrative expenses (“G&A”) decreased to $2.1 million during the three months ended December 31, 2006 from $2.6 million during the same quarter of 2005 due largely to the decrease in contract labor costs that were associated with our integrated software migration project which is now largely complete.
          During the fourth quarter of 2006, the Company recorded $1.4 million in bad debt expense largely attributable to an outside operator who filed for Chapter 11 bankruptcy in fourth quarter 2006. Accordingly, the Company has reserved a majority of its receivable due from the operator for October production and for certain cash advances on near-term drilling projects.
          Non-cash stock-based compensation expense was $0.9 million ($0.6 million after tax) for the three months ended December 31, 2006.
          The net gain on derivatives was $4.4 million during the three months ended December 31, 2006, comprised of (1) $1.5 million ($1.0 million after tax) for the unrealized mark-to-market, non-cash gain on derivatives ($2.4 million gain on oil and gas derivatives and $0.9 million loss on interest rate swaps) and (2) $2.9 million gain for cash settled derivatives ($2.0 million gain on oil and gas derivatives, $0.3 million gain on interest rate swaps and $0.6 million gain on the sell down of the interest rate swaps as a result of the amendment to the Company’s second lien credit facility in December 2006).
          Interest expense, net of amounts capitalized, was $2.6 million for the three months ended December 31, 2006 compared to $2.2 million for the three months ended December 31, 2005. The increase is primarily attributable to the borrowings under the Company’s senior secured credit facility beginning in May 2006.
Results for the Year Ended 2006.
•	Record production of 11.7 Bcfe.

•	Record revenue of $82.9 million.

•	Record Net Income of $18.2 million.
          Production volumes for the year ended December 31, 2006 were a record 11.7 Bcfe, 22 percent higher compared to 9.6 Bcfe during the same period of 2005. Revenues for the year ended December 31, 2006 were $82.9 million, an increase of 6.1 percent from 2005 revenues of $78.2 million. The increase in revenues was primarily driven by higher production. Carrizo’s average natural gas sales price for 2006 decreased 17 percent to $6.56 compared to $7.91 per Mcf in 2005, and the average oil sales price for 2006 increased 13 percent to $63.62 per barrel from $56.36 per barrel in 2005. The above prices exclude the cash effect of hedging activities. Prices that include cash effect of hedges are presented in the table below.
          The Company reported net income of $18.2 million, or $0.74 and $0.71 per basic and diluted share, respectively, for the year ended December 31, 2006, as compared to $10.6 million, or $0.45 and $0.44 per basic and diluted share for the same period during 2005.

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          Lease operating expenses (excluding production taxes) increased to $13.0 million during the year ended 2006 as compared to $6.3 million for the same period of 2005 largely due to the increased well count of Barnett Shale wells, increased production, higher workover expenses, rising costs of oilfield services and higher ad valorem taxes.
          Depreciation, depletion and amortization expenses (“DD&A”) were $31.1 million for 2006 ($2.66 per Mcfe) as compared to $21.4 million ($2.22 per Mcfe) during the same period of 2005. The increase in DD&A expense was due to increased production and an increase in the DD&A rate primarily due to additions to the proved property cost base.
          General and administrative expenses (“G&A”) increased to $10.6 million during 2006 from $8.8 million during 2005. The increase in G&A was due primarily to higher incentive compensation and base salary costs of $0.1 million; increased contract labor costs of $1.1 million to cover certain accounting staff vacancies and to support the continued phase-in of our new integrated software system; and $0.2 million in higher audit fees primarily related to the Company’s 2005 financial restatement for mark-to-market accounting of derivatives.
          Non-cash stock-based compensation expense was $2.9 million ($1.9 million after tax) for the year ended December 31, 2006 compared to $2.5 million for the prior year.
          The net gain on derivatives was $16.5 million for the year ended December 31, 2006, comprised of (1) $9.3 million ($6.0 million after tax) for the unrealized mark-to-market, non-cash gain on derivatives ($9.9 million gain on oil and gas derivatives and $0.6 million loss on interest rate swaps) and (2) $7.2 million for realized derivative gains ($5.6 million gain for oil and gas derivatives, $1.0 million gain on interest rate swaps and $0.6 million gain on the sell down of the interest rate swaps as a result of the amendment to the Company’s second lien credit facility in December 2006).
          Loss on the early extinguishment of debt was $0.3 million ($0.2 million after tax) in connection with the Company’s refinancing of its first lien credit facility in May 2006. The Company’s borrowing base availability under its senior secured credit facility was $65.0 million with $41.0 million drawn and outstanding at December 31, 2006.
          Interest expense, net of amounts capitalized, was $9.1 million for the year ended December 31, 2006 compared to $5.2 million for the same period in 2005. The increase was attributable to the higher debt level following the Company’s July 2005 refinancing and to borrowings under the Company’s senior secured credit facility beginning in May 2006.
Statements in this Supplement, including but not limited to those relating to the Company’s or management’s intentions, beliefs, expectations, hopes, projections, assessment of risks, estimations, plans or predictions for the future, including high potential wells, potential effects or timing, cash flow, the expected timing of drilling of additional wells, and other statements that are not historical facts are forward looking statements that are based on current expectations. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Important factors that could cause actual results to differ materially from those in the forward looking statements include the results and dependence on exploratory drilling activities, operating risks, oil and gas price levels, land issues, availability of equipment, weather and other risks described in the Company’s Form 10-K/A for the year ended December 31, 2005 and its other filings with the Securities and Exchange Commission.

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CARRIZO OIL & GAS, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31,		DECEMBER 31,
	2006	2005	2006	2005

Oil and natural gas revenues	$24,218,311	$28,113,229	$82,945,234	$78,155,286

Costs and expenses:
Lease operating expenses	4,762,486	2,183,394	12,956,496	6,337,168
Production tax	684,792	1,184,865	3,470,338	4,100,067
Depreciation, depletion and amortization	9,498,613	6,983,562	31,128,925	21,374,051
General and administrative expenses	2,124,393	2,556,567	10,594,460	8,789,003
Bad debt expense	1,385,911	—	1,385,911	—
Accretion expense related to asset retirement obligations	259,605	17,531	496,774	70,121
Stock-based compensation expense	930,755	(491,506)	2,929,620	2,453,598

Total costs and expenses	19,646,555	12,434,413	62,962,524	43,124,008

Operating income	4,571,756	15,678,816	19,982,710	35,031,278

Mark-to-market gain (loss) on derivatives, net	1,523,184	7,883,849	9,257,035	(3,610,346)
Realized gain (loss) on derivatives, net	2,847,342	(1,583,660)	7,200,577	(2,272,579)
Gain on asset retirement obligation	196,476	—	196,476	—
Equity in income (loss) on Pinnacle Gas Resources, Inc.	—	631,496	34,914	(2,541,935)
Loss on extinguishment of debt	—	—	(294,094)	(3,721,021)
Other income and expenses, net	29,203	(165,126)	231,517	(457,169)
Interest income	126,211	383,743	969,176	904,407
Interest expense, net of amounts capitalized	(2,577,496)	(2,249,393)	(9,095,923)	(5,198,852)

Income before income taxes	6,716,676	20,579,725	28,482,388	18,133,783

Income tax expense (benefit)	2,440,675	7,047,839	10,233,752	7,500,332

Net income available to common shares	$4,276,001	$13,531,886	$18,248,636	$10,633,451

Basic net income per common share	$0.17	$0.56	$0.74	$0.45

Diluted net income per common share	$0.16	$0.54	$0.71	$0.44

Basic weighted average common shares outstanding	25,650,503	24,251,430	24,826,673	23,491,976

Diluted weighted average common shares outstanding	26,433,762	25,047,409	25,564,502	24,361,453

(A)	Interest expense, net of amounts capitalized, consists of the following:

Gross interest expense	$(5,318,540)	$(4,198,011)	$(19,070,792)	$(11,043,498)
Capitalized interest	2,741,044	1,948,618	9,974,869	5,844,646
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CARRIZO OIL & GAS, INC.
CONDENSED BALANCE SHEETS

	12/31/06	12/31/05
	(unaudited)
ASSETS:
Cash and cash equivalents	$5,407,502	$28,724,993
Fair value of derivative financial instruments	5,737,056	—
Other current assets	29,912,455	31,459,236
Property and equipment, net	445,447,054	314,074,507
Other assets	5,519,325	6,156,559
Investment in Pinnacle Gas Resources, Inc.	2,771,266	2,687,199

TOTAL ASSETS	$494,794,658	$383,102,494

LIABILITIES AND EQUITY:
Accounts payable and accrued liabilities	$54,554,607	$46,778,992
Fair value of derivative financial instruments	—	1,563,059
Current maturities of long-term debt	1,507,931	1,534,989
Long-term notes payable	187,250,744	147,759,355
Deferred income taxes	33,832,471	24,550,569
Other liabilities	4,462,001	5,530,801
Equity	213,186,904	155,384,729

TOTAL LIABILITIES AND EQUITY	$494,794,658	$383,102,494

Income tax expense for the year ended December 31, 2006 and 2005 includes a $9,828,973 and $7,236,502, respectively, provision for deferred income taxes and a $404,779 and $263,830, respectively, provision for currently payable franchise taxes.
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CARRIZO OIL & GAS, INC.
PRODUCTION VOLUMES AND PRICES
(unaudited)

Production volumes-

Oil and condensate (Bbls)	75,882	55,809	254,901	234,287
Natural gas (Mcf)	3,200,801	2,399,239	10,176,091	8,206,457
Natural gas equivalent (Mcfe)	3,656,093	2,734,093	11,705,497	9,612,179

Average sales prices-

Oil and condensate (per Bbl)	$59.09	$56.43	$63.62	$56.36
Oil and condensate (per Bbl) — with hedge impact	$59.15	$56.43	$63.21	$55.94
Natural gas (per Mcf)	$6.17	$10.40	$6.56	$7.91
Natural gas (per Mcf) — with hedge impact	$6.76	$9.74	$7.11	$7.65
Natural gas equivalent (per Mcfe)	$6.62	$10.28	$7.09	$8.13

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